Campbell Mithun Tower - Suite 2000
222 South Ninth Street
Minneapolis, MN  55402-3338
www.Oppenheimer.com
Direct: Main: Fax: E-Mail:	(612) 607-7557 (612) 607-7000 (612) 607-7100 PPazderka@Oppenheimer.com

November 14, 2012

VIA EDGAR AND E-MAIL
AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A – Response
to Staff Comment letter dated November 13, 2012
Preliminary Proxy Statement Filed October 12, 2012
File No. 000-22166

Dear Mr. Hindin:

On behalf of Aetrium Incorporated, a Minnesota corporation (the “Company”), I am responding to the SEC staff’s comment letter dated November 13, 2012 from you to Patrick J. Pazderka regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed initially on October 12, 2012.

Contemporaneously with sending this letter to you, the Company today has filed a responsive Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”). To assist in your review of our responses and our proposed revisions to the preliminary proxy statement, we have also provided you with a courtesy copy of Amendment No. 2 which is blacklined and marked to show proposed changes to the Company’s Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A filed November 8, 2012.  For your convenience, we have repeated and numbered the comments from your letter dated November 13, 2012 in boldface print below.  The Company’s responses are provided below each comment.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed November 14, 2012

Introduction, page 1

1.
Refer to the last sentence of the second paragraph on page 1 indicating that voting for the Shareholder Group nominees would be “dangerous, to the best interests of the company and its other shareholders.”  Such statement and the implication created thereby appear to impugn the character, integrity and personal reputation of the Shareholder Group, all without adequate factual foundation.  As we indicated in our letter dated October 19, 2012, please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements.  In addition, as to matters for which the company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express.  Please refer to Note (b) to Rule 14a-9.

United States Securities and Exchange Commission
November 14,  2012

Response: The Company will comply and has revised its preliminary proxy statement to delete the phrase “and indeed dangerous.” Please see the revised disclosure on page 1 of the Company’s Amendment No. 2.

The Shareholder Group Lacks of Experience, page 6

2.
Disclosure in the second paragraph of this section indicates that “the Board of Directors has also rejected the Shareholder Group’s proposal to be appointed to half of the Board seats until, under the Shareholder Group’s proposal, it would take control of the company at the next annual shareholders meeting.”  Disclosure in the second sentence on page 6 indicates that “we have invited the Shareholder Group to [sic] up to four seats on our Board.”  These two sentences appear to contradict each other.  Please reconcile, or if you believe these two sentences do not contradict each other, please revise the sentences to clarify the intended meaning.

Response:  The Company has added specific date references to these separate developments so that the chronology is clear and clarified that the invitation by the Company to join the Board was for up to four seats in addition to the existing Board.  Please see the revised disclosure under the heading “The Shareholder Group Lacks of Experience.”

Record Date and Quorum, page 9

3.
The first sentence of the second paragraph of this section indicates that “[t]he presence, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock on the record date (5,390,726) will constitute quorum for purposes of the special meeting” (emphasis added).  Similarly, under the question “What is the required quorum for the special meeting?” found on page A-2 of Appendix III, the disclosure states that “[t]he holders of a majority of the shares (5,390,726 shares) entitled to vote and represented in person or by proxy at the special meeting will constitute a quorum for the transaction of business at the special meeting.”  Such disclosure appears to contradict Article II, Section 8 of the Company’s bylaws which states that “[t]he holders of a majority of the voting power of the shares present in person or by proxy entitled to vote at a meeting shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation” (emphasis added).  Please revise the disclosure on this page and page A-2 accordingly.  Consistent with this change, please also revise clause (b) in the second sentence of the third paragraph on page 9 and similar disclosure on page A-2 to delete the reference to 2,695,364 shares in the parenthetical.

United States Securities and Exchange Commission
November 14,  2012

If you believe revised disclosure is not required, please provide a detailed legal analysis supporting your conclusion.  Please also address the fact that, unlike the conflicting language noted in the preceding paragraph, the discussion of the required votes on page 9 that “the affirmative vote of the holders of a majority of the outstanding shares (5,390,726 shares) entitled to vote at the special meeting” (emphasis added) is required to approve the proposal to remove the directors (assuming the bylaw proposal is not adopted) is consistent with the language in Article III, Section 3 of the bylaws that directors may be removed by “the affirmative vote of the holders of a majority of the voting shares entitled to elect such director” (emphasis added).

Response:  The Company has revised the relevant disclosure on pages 9 and A-2 of Amendment No. 2 to reflect the language in Company’s bylaws.

Effect of Broker Non-Votes, page 10

4.
Please refer to the last sentence of this paragraph.  We note that the disclosure on page 4 of the proxy statement filed on October 12, 2012 indicated that “[s]hares represented by proxies that reflect “broker non-votes” (shares of stock held of record by a broker as to which no voting direction or discretionary authority exists) will be counted for purposes of determining the presence of a quorum at the special meeting.”  Please advise why the disclosure was changed in the revised preliminary proxy to indicate that the exact opposite is true.

Response:  Subsequent to the proxy statement filed on October 12, 2012, the Company has concluded that pursuant to FINRA Rule 2251, NASDAQ Rule 2251 and NYSE Rule 452 brokers may not give or authorize a proxy for the matters of business under consideration at the Company’s Special Meeting without instructions from the beneficial holder.   Please see the Company’s response to Comment #6 and the revised disclosure addressing this issue.

5.
In the event a beneficial owner provides voting instructions for only one or two of the three proposals, resulting in a broker non-vote as to the third proposal, please disclose, in light of the last sentence of the disclosure in this section, whether such shares will be counted for the purpose of determining a quorum at the special meeting as to all three proposals.  Please make a corresponding change on page A-3 of Appendix III.

Response:  To the extent a broker is instructed to vote on at least one, but less than all of the items of business, the shares voted by such broker will be considered present at the Special Meeting for that item of business and for purposes of determining a quorum.  The Company has revised its disclosure on page A-3 of Appendix III to reflect this fact.

6.
Please provide a detailed legal analysis, including a discussion of applicable state law and NASDAQ regulations, supporting the statements in the last two sentences of this paragraph that member brokers who do not receive instructions from their customers “will not be entitled” to vote on the proposals and that broker non-votes will not be submitted for purposes of attaining a quorum.  Include in such response whether Minnesota law considers a broker’s contractual obligation not to vote uninstructed shares as the legal equivalent of not being entitled to vote such shares.  Alternatively, if state law or other applicable regulations legally prohibit the broker from voting uninstructed shares, please cite to and discuss the relevant authority.

United States Securities and Exchange Commission
November 14,  2012

Response:  Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 2251 sets forth certain requirements with respect to the transmission of proxy materials and other communications to beneficial owners of securities and the limited circumstances in which member brokers are permitted to vote proxies without instructions from those beneficial owners. The rule prohibits a member broker from giving a proxy to vote stock that is registered in its name, unless the member is the beneficial owner of the stock.1  FINRA Rule 2251(c)(2) provides that a member broker may give a proxy to vote any stock pursuant to the rules of any national securities exchange of which it is a member provided that the records of the member broker clearly indicate the procedure it is following.

NASDAQ Rule 2251 governs when NASDAQ member brokers may vote shares held for beneficial owners and also prohibits a member broker from giving a proxy to vote stock that is registered in its name, unless the member broker is the beneficial owner of the stock.2  In addition to directly incorporating FINRA Rule 2551, NASDAQ Rule 2251 further provides that in no event could a member broker vote uninstructed shares on the election of a member of the board of directors of an issuer (except for a vote with respect to the uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, unless instructed by the beneficial owner of the shares.3  NASDAQ Rule 2251 does not provide a NASDAQ member broker the authority to vote on any matters without instructions from the beneficial owner.

New York Stock Exchange (“NYSE”) Rule 450 states that no member broker shall give or authorize the giving of a proxy to vote stock registered in its name, or in the name of its nominee, except as required or permitted under the provisions of Rule 452, unless such member broker is the beneficial owner of such stock.  NYSE Rule 4524 provides that a member broker may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management (i.e., a contest)5 or concerns the election of directors6.  Any person or entity that is a “member organization,” as defined in NYSE Rule 2(b)(i) of the NYSE listed company manual, is subject to the NYSE rules on shareholder meetings and proxies in Section 4 of the NYSE listed company manual.7  Rule 452 applies to the voting of all shares of stock held by any NYSE member broker, including shares of a company listed on NASDAQ.8

________________________

1	FINRA Rule 2551(b).
2
NASDAQ Rule 2251 cross-references and incorporates FINRA Rule 2251 in its entirety.  See NASDAQ Rule 2551(a) – “Nasdaq Members shall comply with FINRA Rule 2251 as if such Rule were part of Nasdaq’s Rules.”

3	NASDAQ Rule 2551(d).
4	See also NYSE Rules 402.06 – 402.08.
5	NYSE Rule 452.11(2).
6	NYSE Rule 452.11(19).

United States Securities and Exchange Commission
November 14,  2012

The term commonly referenced as a “broker non-vote” occurs when a broker has not received voting instructions from the beneficial owner of the shares and is restricted from voting because the matter of business is non-routine (broker does not have discretion to vote without instructions)9, but there is at least one routine (broker has discretion to vote without instructions) matter of business at the meeting.  The “broker non-vote” is calculated by taking the number of shares voted by brokers on a routine (discretionary) matter less shares directed by beneficial holders for voting by brokers on a non-routine matter.  A “broker non-vote” is present for quorum purposes if there is at least one routine matter, since the broker has submitted a vote on at least one item of business.10  Pursuant to FINRA Rule 2251, NASDAQ Rule 2251 and NYSE Rule 452 brokers may not give or authorize a proxy for the matters of business under consideration at the Company’s Special Meeting.  Therefore, if a broker does not receive instructions from the beneficial owner, the broker will not vote the shares at the meeting and such shares will be treated like any other unvoted shares.  Under Minnesota law unvoted shares are not considered present for purposes of a quorum.11

To more properly reflect the process related to broker voting, we have revised our disclosure as follows:

“Broker Voting

Under the rules of the Financial Industry Regulatory Authority, Inc., New York Stock Exchange and NASDAQ, member brokers are restricted from voting shares on non-routine items of business unless they receive instructions from the beneficial owner.  None of the items of business at the Special Meeting are routine matters that a member broker may vote upon without receiving voting instructions from the beneficial owner.  As a result, member brokers who do not receive instructions from their customers will not have authority to vote on the items of business at the Special Meeting under FINRA, NYSE or NASDAQ rules and will not vote such shares.  Unvoted shares will not be considered present at the Special Meeting for purposes of a quorom.  To the extent a broker is instructed to vote on at least one, but less than all of the items of business, the shares voted by such broker will be considered present at the Special Meeting for that item of business and for purposes of determining a quorum.”

________________________

7	NYSE Rule 402.06.
8	NYSE Rule 2(b) and NYSE Rule 402.06.
9	NYSE Information Memorandum Number 12-4 dated January 25, 2012 goes so far as to describe non-routine matters as “Broker May Not Vote” matters.
10
Under Minnesota law, if a proxy is given authority by a shareholder to vote on less than all items of business considered at a meeting of shareholders, the shareholder is considered to be present and entitled to vote by the proxy, only with respect to those items of business for which the proxy has authority to vote.  See Minn. Stat. 302A.449, subd. 8.

11	See Minn. Stat. 302A.449, subd. 8. and Minn. Stat. 302A.443.

United States Securities and Exchange Commission
November 14,  2012

Solicitation of Proxies, page 10

7.	Revise the last sentence of this paragraph to reflect that the Shareholder Group has estimated its expenses related to the solicitation of proxies in connection with the special meeting.

Response:  The Company will comply and has revised its preliminary proxy statement to insert its estimated expenses related to solicitation of proxies in connection with the Special Meeting. Please see the revised disclosure on page 10 of the Company’s Amendment No. 2.

Background on the Calling of the Special Meeting, page A-1

8.
Refer to the last sentence of the third paragraph of this section and comment 1 above.  Please advise why it is appropriate to include such language given that a Schedule 13D filed on August 14, 2012 indicates that Mr. Vetter formed a shareholder group that included Archer on August 9, 2012.  The referenced disclosure raises the implication that Mr. Vetter formed a group at an earlier time and that the disclosure in the Schedule 13D is inaccurate.  Consistent with comment 1 above, please either provide support for such implication or remove this sentence.

Response:  The Company will comply and has revised its preliminary proxy statement to delete this sentence.  Please see the revised disclosure on page A-1 of the Company’s Amendment No. 2.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:  Douglas L. Hemer, Aetrium Incorporated
Enclosures:
Letter dated November 14, 2012 from Douglas L. Hemer, Aetrium Incorporated

[AETRIUM Incorporated LETTERHEAD]

November 14, 2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed November 14, 2012 File No. 000-22166

Ladies and Gentlemen:

The undersigned, Aetrium Incorporated, a Minnesota corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aetrium Incorporated

By: /s/ Douglas L. Hemer

Name: Douglas L. Hemer

Title: Chief Administrative Officer and Secretary